

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 10, 2016

<u>Via E-mail</u>
Mr. Matthew J. DiLiberto
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Avenue
New York, NY 10170

> **Re:**   **SL Green Realty Corp.**
> **Form 10-K**
> **Filed February 29, 2016**
> **File No. 001-13199**
>
> **SL Green Operating Partnership, L.P.**
> **Form 10-K**
> **Filed February 29, 2016**
> **File No. 333-167793-02**

Dear Mr. DiLiberto:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

<u>Item 2. Properties, page 24</u>

<u>Lease Expirations, page 29</u>

1. We note your lease expiration tables beginning on page 29 and your response in your letter dated March 29, 2013. In future periodic reports, please revise each table to include a column disclosing the percentage of gross annual rental represented by the expiring leases or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities